Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES FIVE-YEAR TIME CHARTER
CONTRACTS WITH CLEARLAKE FOR THREE NEWBUILDING VESSELS AT
US$31,000 PER VESSEL PER DAY

ATHENS, GREECE, March 12, 2024 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through separate wholly-owned subsidiaries, it has entered into time charter contracts with Clearlake Shipping Pte Ltd (the “Charterer”) for the previously announced three newbuilding LNG-ready, scrubber-fitted, LR2 Aframax tanker vessels. Each employment will be for a firm period of 5 years with the option to extend for a 6th and 7th year. The optional periods are to be declared by the Charterer 12 months in advance. The gross charter rate will be US$31,000 per vessel per day for the firm period of five (5) years, and a base rate plus profit share for the optional periods, if declared. Employment is expected to commence upon delivery of the vessels to the Company in the fourth quarter of 2025, the first quarter of 2026, and the second quarter of 2026.

Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are thrilled to announce these time charter contracts for our newbuild vessels and the commencement of a strategic relationship with Clearlake Shipping, a subsidiary of Gunvor Group, one of the world’s largest independent commodities trading houses. These contracts highlight our prudent approach in securing long-term fixed revenue at profitable charter rates and achieving significant cash flow visibility during the initial years of operation of our three newbuilding sister ships. The gross revenue for the firm period of the contracts is expected to reach $169.8 million, representing approximately 88% of the aggregate construction costs. This increases our remaining fleet-wide fixed revenue backlog to approximately $211.4 million, based on the minimum duration of each charter.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.